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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 2 4 2003

WASH. D.C.
181

SEC FILE NUMBER

8- 26775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2002___ AND ENDING___December 31, 2002___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Economy Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___219 Main Street___

(No. and Street)

Evansville	IN	47708
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Steven G. Kuester___   ___812-424-7500___

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinzapfel & Co., LLC

(Name – if individual, state last, first, middle name)

1301 Mortensen Lane	Evansville	IN	47715
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

■ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 02 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Steven G. Kuester_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Economy Securities, Inc._____ , as of _____December 31_____ , 20 _02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DONNA L. NELSON
Vanderburgh County
My Commission Expires
August 27, 2009

_____
Signature

President
_____
Title

_____
Notary Public   3-20 -03

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ECONOMY SECURITIES, INCORPORATED
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
YEAR ENDED
DECEMBER 31, 2002

ECONOMY SECURITIES, INCORPORATED
TABLE OF CONTENTS



Weinzapfel &
Co., LLC
Certified Public Accountants
www.weinzapfel.com

Independent Auditor's Report

Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

We have audited the accompanying statement of financial condition of Economy Securities, Incorporated (the Company) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Economy Securities, Incorporated at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinzapfel + Co., LLC

March 12, 2003

1301 Mortensen Lane   Evansville, IN 47715   PH: (812) 474-1015   FAX: (812) 474-1061

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 40,554
Deposit with clearing organization	5,000
Receivable from clearing organization	8,683
Net property and equipment	17,895
Other assets	225
Total Assets	$ 72,357

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 6,946
Stockholder's Equity:	
Common stock	70,000
Retained deficit	(4,589)
Total stockholder's equity	65,411
Total Liabilities and Stockholder's Equity	$ 72,357

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF INCOME
Year Ended December 31, 2002

		%
Revenues:		
Commissions	$ 199,736	72.0
Trail fees	77,162	27.8
Interest and dividends	398	0.1
Other income	211	0.1
Total revenues	277,507	100.0
Expenses:		
Employee compensation	87,988	31.7
Floor brokerage, exchange, and clearance fees	37,030	13.3
Communications and data processing	9,560	3.4
Occupancy	37,382	13.5
Taxes other than income	9,853	3.6
Other expenses	36,306	13.1
Total expenses	218,119	78.6
Net Income	$ 59,388	21.4

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2002

| | Common Stock | | Retained Earnings |
	Shares	Amount	(Deficit)
Balance - January 1, 2002	700	$ 70,000	$ 1,023
Net Income	-	-	59,388
Distributions	-	-	(65,000)
Balance - December 31, 2002	700	$ 70,000	$ (4,589)

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash Flows from Operating Activities:	
Cash inflows:	
Cash received from clearing organization and others	$ 284,740
Interest and dividends received	398
Cash outflows:	
Cash paid to suppliers and employees	(214,911)
Net cash provided by operating activities	70,227
Cash Flows from Investing Activities:	
Cash inflows:	
Payment of shareholder note receivable	5,000
Cash Flows from Financing Activities:	
Cash outflows:	
Distributions	(65,000)
Net Increase in Cash	10,227
Beginning Cash	30,327
Ending Cash	$ 40,554

Reconciliation of Net Income to Net Cash
Provided by Operating Activities

Net Income	$ 59,388
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,735
Decrease in receivable from clearing organization	7,631
Decrease in accounts payable, accrued expenses, and other liabilities	(2,527)
Net cash provided by operating activities	$ 70,227

ECONOMY SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENTS

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Economy Securities, Incorporated (Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky.

Cash
For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking, and money market accounts to be cash.

Allowance for Doubtful Accounts
Accounts receivable consists of receivables from City Securities Corporation (Clearing Organization) and are considered fully collectible. Therefore, no allowance for doubtful accounts has been provided.

Property and Equipment
Property and equipment are stated at cost. The cost of these assets is depreciated over the assets estimated useful lives, which range from three to thirty-one years, on a straight-line basis. Expenditures for maintenance and repairs which do not materially extend the life of assets are included in expenses. The cost and accumulated depreciation are removed from the accounts for assets sold or retired, and any resulting gain or loss is included in net income.

Revenue and Expenses
Commissions and fees are recorded on a settlement-date basis. There were no significant transactions at December 31, 2002 that would require reconciliation with trade-date basis accounting.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $4,921 for the year ended December 31, 2002.

S Corporation and Income Taxes
The Company, with the consent of its stockholder, has elected to be taxed under sections of the federal and state income tax law, which provide that, in lieu of corporate income taxes, the stockholder separately accounts for the Company's items of income, deductions, losses, and credits, Therefore, these statements do not include any provision for corporate income taxes.

Accounting Period
In October 1998, the Company requested NASD Regulation to approve a change in the Company's reporting year to December 31 from March 31. This request was

ECONOMY SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENTS

subsequently approved by NASD Regulation for the period beginning April 1, 1998 through December 31, 1998. This change relieved the Company from tax deposit requirements under §7519 of the Internal Revenue Code. As a result of this change, the subsequent reporting periods are from January 1 through December 31. Financial statements filed under SEC rule 17a-5 are not required to be in comparative form

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – CASH DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2002, the Company had an interest-bearing deposit of $5,000 with the Clearing Organization.

NOTE C – PROPERTY AND EQUIPMENT

At December 31, 2002, property and equipment consist of the following:

Automobile	$20,467
Furniture and equipment	18,258
Leasehold improvements	981
Total cost	39,706
Less: Accumulated depreciation	(21,811)
Total property and equipment	$17,895

NOTE D – COMMON STOCK

The number of common shares authorized was 10,000 at December 31, 2002 with 700 shares issued and outstanding.

NOTE E – RELATED PARTY TRANSACTIONS

The Company leases the building from its stockholder under a month-to-month operating lease arrangement calling for monthly payments of $2,250. Total rent paid under this arrangement, included in the statement of operations, for the period ended December 31, 2002 was $27,000 .

ECONOMY SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENTS

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $46,576, which was $41,576 in excess of its required net capital of $5,000. At December 31, 2002, the Company's net capital ratio was 0.15 to 1.

ECONOMY SECURITIES, INCORPORATED

SUPPLEMENTARY INFORMATION

ECONOMY SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

Net Capital
Stockholder's equity qualified for net capital $ 65,411

Nonallowable assets:
Net property and equipment 17,895
Other assets 225
Petty cash 100
Total nonallowable assets 18,220

Net capital before haircuts on securities 47,191

Haircuts on securities - money market funds (615)

Net Capital $ 46,576

Aggregate Indebtedness
Items included in statement of financial condition:
Accounts payable, accrued expenses, and other liabilities $ 6,946

Computation of Basic Net Capital Requirement
Minimum net capital required $ 463

Minimum dollar net capital requirement of reporting broker or dealer $ 5,000

Net capital requirement $ 5,000

Excess net capital $ 41,576

Excess net capital at 1000% $ 45,881

Ratio of aggregate indebtedness to net capital 0.15 to 1

ECONOMY SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002
(continued)

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	47,860
Net audit adjustments		(1,284)
Net capital per page 12	$	46,576

ECONOMY SECURITIES, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through City Securities Corporation on a fully disclosed basis.



Weinzapfel &
Co., LLC
Certified Public Accountants
www.weinzapfel.com

Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

In planning and performing our audit of the financial statements and supplementary schedules of Economy Securities, Incorporated (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

Securities offered through 1st Global Capital Corp., Member NASD/SIPC, 8150 N. Central Expressway, Suite M-1000, Dallas, TX 75206; 214-265-1201

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weimpfel & Co., LLC

March 12, 2003